Exhibit 99.1

GasLog Ltd. and GasLog Partners LP 2014 Investor Day

Monaco – December 2, 2014 – The Management of GasLog Ltd. (NYSE: GLOG) (“GasLog”) and GasLog Partners LP (NYSE: GLOP) are holding an Analyst and Investor Event in New York today, commencing at 14:00 EST. The details of the event can be found below.

As part of the event, GasLog and GasLog Partners senior management will present the strategic and financial priorities of both companies as well as provide an insight into the outlook for the LNG and LNG shipping sectors. The key themes of today’s presentations are as follows:

●	LNG is on a long-term secular growth trend, with a forecast compound annual growth rate (CAGR) of over 7% between 2014 and 2025(1)

●	Industry data forecasts a potential requirement for an additional 187 LNG carriers by 2020, excluding the current order book(2)

●	GasLog as a leading LNG shipping franchise with an excellent track record of safe, reliable delivery is ideally positioned to benefit from this major forecast growth in the LNG shipping industry

●
GasLog Partners went public this year to accelerate the growth of the consolidated fleet and offers investors an attractive yield and is targeting a 10-15% CAGR of LP distribution per unit from IPO forecast for the next several years

●	The combination of GasLog and GasLog Partners provides the operational platform and financial flexibility to take advantage of the significant opportunities and expected growth in LNG markets

As part of today’s presentation, GasLog is launching the “GasLog 40:17” Vision, which is our aim to grow the consolidated fleet to 40 vessels by the end of 2017 through a combination of newbuildings and attractive M&A opportunities.(3)

A fleet of 40 vessels would give the GasLog platform additional size and scale in this growing market. As long-term charters are placed against new vessels, the visible pipeline of dropdown assets for GasLog Partners would increase, driving both its LP and GP distribution growth and we believe this results in a compelling sum of the parts valuation for GasLog Ltd. through its ownership interest in the LP  and GP interests and Incentive Distribution Rights in GasLog Partners.

Full details of the event can be found below:

Date:	December 2, 2014

Venue:	Pierre Hotel

Address:	2 East 61st Street
New York
NY 10065-8402

Start time:	14:00 registration for 14:15 start

Reception:	17:00 onwards

The presentation will be webcast live on the websites of GasLog Ltd. (www.gaslogltd.com) and GasLog Partners (www.gaslogmlp.com). For those unable to attend in person or listen to the event live, a replay will be available on both websites following the presentations.

(1)Source: Wood Mackenzie Global Gas Service H2 14

(2)Source: Clarksons, September 2014

(3)Future acquisitions of vessels are subject to various risks and uncertainties. See “Forward-Looking Statements”.

About GasLog

GasLog is an international owner, operator and manager of liquefied natural gas (“LNG”) carriers. GasLog’s wholly owned fleet consists of 20 LNG carriers, including 10 ships in operation and 10 LNG carriers on order, and GasLog has six LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further five LNG carriers. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

About GasLog Partners LP

GasLog Partners LP is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters.  GasLog Partners LP’s fleet consists of five LNG carriers with an average carrying capacity of 151,000 cbm, each of which has a multi-year charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that GasLog and GasLog Partners expect, project, believe or anticipate will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividend payments or distributions, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to distributions of available cash and our ability to make such distributions; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of our time charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; our continued compliance with requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found with respect to GasLog in its Annual Report filed with the SEC on March 27, 2014, and with respect to GasLog Partners, in its registration statement on Form F-1 (File No. 333-198133). Copies of the Annual Report and the Form F-1 are available online at www.sec.gov. We do not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

GasLog Ltd. / GasLog Partners LP

Jamie Buckland, +377-9797-5118
Head of Investor Relations